UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Cell Therapeutics, Inc

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                February 14, 2003

                            (CUSIP Number: 150934107)

                                December 31, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13G

CUSIP No. 150934107                                           Page 2 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,546,411
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,546,411
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,546,411
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.73%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 150934107                                           Page 3 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ARIES DOMESTIC FUND, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          583,645
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            583,645
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     583,645
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                          |X|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.79%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 150934107                                           Page 4 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ARIES DOMESTIC FUND II, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          119,372
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            119,372
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     119,372
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                          |X|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.37%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 150934107                                           Page 5 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ARIES MASTER FUND II
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          843,394
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            843,394
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     843,394
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                          |X|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.58%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 150934107                                           Page 6 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     LINDSAY A. ROSENWALD, M.D.**
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,579,510
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,546,411
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,579,510
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,546,411**
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,160,921
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.66%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA
--------------------------------------------------------------------------------

----------
** Dr. Rosenwald disclaims beneficial ownership of the securities described herein, except to the extent of his pecuniary interest therein, if any.

                                                              Page 7 of 13 Pages

Item 1(a)   Name of Issuer:

            Cell Therapeutics, Inc. (the "Issuer").

Item 1(b)   Address of the Issuer's Principal Executive Offices:

            201 ELLIOTT AVE W, STE 400
            SEATTLE, WA 98119
            PHONE: 206-270-7100

Item 2(a)   Name of Person Filing:

This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), Aries Domestic Fund II, L.P. ("Aries II"), Aries Master Fund II, a Cayman Island exempted company ("Aries Fund") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, the "Reporting Persons").

Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole stockholder of Paramount Capital. Paramount Capital is the General Partner to Aries Domestic and Aries II. Paramount Capital is the Investment Manager to Aries Fund.

This statement relates to Shares (as defined herein) held for the accounts of Aries Domestic, Aries II and Aries Fund.

Item 2(b)   Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Paramount Capital, Aries Domestic, Aries II and Dr. Rosenwald is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The address of the principal business office of Aries Fund is c/o Fortis Fund Services Cayman Limited, Grand Pavilion Commercial Center, 802 West Bay Road, Grand Cayman, Cayman Islands.

Item 2(c)   Citizenship:

            1) Paramount Capital is a Subchapter S corporation incorporated in Delaware;

            2)    Aries Domestic is a Delaware limited partnership;

            3)    Aries II is a Delaware limited partnership;

            4)    Aries Fund is a Cayman Islands exempted company; and

            5)    Dr. Rosenwald is a citizen of the United States.

Item 2(d)   Title of Class of Securities:

            Common Stock, no par value per share (the "Shares").

Item 2(e)   CUSIP Number:

            150934107

                                                              Page 8 of 13 Pages

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

            This Item 3 is not applicable.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

Each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

            (i) Paramount Capital may be deemed to own 1,546,411 shares of Common Stock.

            (ii) Aries Domestic may be deemed the beneficial owner of 583,645 Shares.

            (iii) Aries II may be deemed the beneficial owner of 119,372 Shares.

            (iv)  Aries Fund may be deemed the beneficial owner of 843,394
                  Shares.

            (v) Dr. Rosenwald may be deemed the beneficial owner of 3,160,921 Shares. Dr. Rosenwald disclaims the beneficial ownership of the securities beneficially owned by PCAM except to the extent of his pecuniary interest therein, if any.

Item 4(b)   Percent of Class:

            (i) The number of Shares of which each of Paramount Capital may be deemed to be the beneficial owner constitutes approximately 4.73% of the total number of Shares outstanding.

            (ii) The number of Shares of which Aries Domestic may be deemed to be the beneficial owner constitutes approximately 1.79% of the total number of Shares outstanding.

            (iii) The number of Shares of which Aries II may be deemed to be the beneficial owner constitutes approximately 0.37% of the total number of Shares outstanding.

            (iv) The number of Shares of which Aries Fund may be deemed to be the beneficial owner constitutes approximately 2.58% of the total number of Shares outstanding.

            (v) The number of Shares of which Dr. Rosenwald may be deemed to be the beneficial owner constitutes approximately 9.66% of the total number of Shares outstanding.

                                                              Page 9 of 13 Pages

Item 4(c)   Number of shares as to which such person has:

         Paramount Capital
         (i)   Sole power to vote or direct the vote:                          0

         (ii)  Shared power to vote or to direct the vote              1,546,411

         (iii) Sole power to dispose or to direct the disposition of           0

         (iv)  Shared power to dispose or to direct the disposition of 1,546,411

         Aries Domestic
         (i)   Sole power to vote or direct the vote:                          0

         (ii)  Shared power to vote or to direct the vote                583,645

         (iii) Sole power to dispose or to direct the disposition of           0

         (iv)  Shared power to dispose or to direct the disposition of   583,645

         Aries II
         (i)   Sole power to vote or direct the vote:                          0

         (ii)  Shared power to vote or to direct the vote                119,372

         (iii) Sole power to dispose or to direct the disposition of           0

         (iv)  Shared power to dispose or to direct the disposition of   119,372

         Aries Fund
         (i)   Sole power to vote or direct the vote:                          0

         (ii)  Shared power to vote or to direct the vote                843,394

         (iii) Sole power to dispose or to direct the disposition of           0

         (iv)  Shared power to dispose or to direct the disposition of   843,394

         Dr. Rosenwald
         (i)   Sole power to vote or direct the vote:                  1,579,411

         (ii)  Shared power to vote or to direct the vote              1,546,411

         (iii) Sole power to dispose or to direct the disposition of   1,579,411

         (iv)  Shared power to dispose or to direct the disposition of 1,546,411

Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            (i) Dr. Rosenwald, as the shareholder of Paramount Capital, has the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Paramount Capital in accordance with his ownership interests in Paramount Capital.

                                                             Page 10 of 13 Pages

            (ii) The partners of Aries Domestic have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Aries Domestic in accordance with their partnership interests in Aries Domestic.

            (iii) The partners of Aries II have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Aries Domestic in accordance with their partnership interests in Aries II.

            (iv) The shareholders of Aries Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Aries Fund in accordance with their ownership interests in Aries Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

            This Item 7 is not applicable.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                             Page 11 of 13 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

                                        By: /s/ Lindsay A. Rosenwald
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        ARIES DOMESTIC FUND, L.P.

                                        By: Paramount Capital Asset Management,
                                            Inc.
                                            Its Investment Manager

                                        By: /s/ Lindsay A. Rosenwald
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        ARIES MASTER FUND II

                                        By: Paramount Capital Asset Management,
                                            Inc.
                                            Its Investment Manager

                                        By: /s/ Lindsay A. Rosenwald
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        LINDSAY A. ROSENWALD, M.D.

                                        /s/ Lindsay A. Rosenwald
                                        ----------------------------------------

                                                             Page 12 of 13 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.    Joint Filing Agreement, dated as of February 14, 2003, by and among Paramount Capital Asset Management, Inc., Aries Domestic
      Fund, L.P., Aries Domestic Fund II, L.P., Aries Master Fund II
      and Lindsay A. Rosenwald, M.D.................................      13

                                                             Page 13 of 13 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, no par value per share, of Cell Therapeutics, Inc., dated as of February 14, 2003, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 14, 2003                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

                                        By: /s/ Lindsay A. Rosenwald
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        ARIES DOMESTIC FUND, L.P.

                                        By: Paramount Capital Asset Management,
                                            Inc.
                                            Its Investment Manager

                                        By: /s/ Lindsay A. Rosenwald
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        ARIES MASTER FUND II

                                        By: Paramount Capital Asset Management,
                                            Inc.
                                            Its Investment Manager

                                        By: /s/ Lindsay A. Rosenwald
                                           -------------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman


                                        LINDSAY A. ROSENWALD, M.D.

                                        /s/ Lindsay A. Rosenwald
                                        ----------------------------------------